UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

FIRST BANCORP

(Exact Name of Registrant as Specified in its Charter)

Puerto Rico	66-0561882
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908

(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.10	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:	Not applicable

Securities to be registered pursuant to Section 12(g) of the Exchange Act:	Not applicable

Explanatory Note

No new securities are being registered pursuant to this Amendment No 1 to Form 8-A, which is being filed solely to update the description of common stock included in the Registration Statement on Form 8-A filed by First BanCorp. (the “Corporation”) on January 28, 1999.

Item 1.	Description of Registrant’s Securities to be Registered

Our Restated Articles of Incorporation (“Articles of Incorporation”) authorize the issuance of up to 2,000,000,000 shares of our common stock, par value $0.10 per share (the “Common Stock”), of which as of May 2, 2012, 206,134,458 shares are outstanding, and 50,000,000 shares of our preferred stock (the “Preferred Stock”), of which as of May 2, 2012, 2,521,872 shares are outstanding under Series A through F. On January 7, 2011, we effected a 1-for-15 reverse stock split of our Common Stock. The amount of authorized shares of Common Stock did not change as a result of the reverse stock split.

The following summary outlines the rights of the holders of our Common Stock. This summary is qualified in its entirety by reference to our Articles of Incorporation and our by-laws (the “Bylaws”). We urge you to read these documents for a more complete understanding of stockholder rights.

Governing Documents

Holders of shares of our Common Stock have the rights set forth in our Articles of Incorporation and Bylaws, and under Puerto Rico law.

Dividends

Subject to the preferential rights of any other class or series of capital stock, including the outstanding Preferred Stock, holders of our Common Stock are entitled to receive, pro rata, dividends when and as declared by our Board of Directors out of funds legally available for the payment of dividends.

In general, so long as any shares of Preferred Stock remain outstanding and until we meet various federal regulatory requirements, we cannot declare, set apart or pay any dividends on shares of our Common Stock unless all accrued and unpaid dividends on our Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date have been paid or are paid contemporaneously and the full monthly dividend on our Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment.

In addition, because dividends on our Series A through Series E Preferred Stock were not paid before January 31, 2011 (18 monthly dividend periods after we suspended dividend payments in August 2009), the holders of that preferred stock have the right to appoint two additional members to our board of directors. Any member of the Board of Directors appointed by the preferred stockholders is required to vacate his or her office if the Corporation resumes paying dividends in full for twelve consecutive monthly dividend periods.

Ranking

The Common Stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Corporation to all other securities and indebtedness of the Corporation.

Conversion Rights

None of the shares of Common Stock are convertible into other securities.

Voting Rights

Holders of shares of our Common Stock are entitled to one vote per share on all matters voted on by our stockholders. There are no cumulative voting rights for the election of directors. The vote required to take action is a majority of the votes of the stockholders represented in person or by proxy at a meeting and entitled to vote. Except as otherwise permitted by the Articles of Incorporation, the prior affirmative vote of the holders of not less than seventy-five (75%) of the Corporation’s outstanding voting shares and an independent majority of stockholders is required to approve a business combination, which includes the sale of all or substantially all of the Corporation’s or any of its subsidiaries assets or business.

Redemption

We have no obligation or right to redeem our Common Stock.

Listing

Our Common Stock is listed for trading on the New York Stock Exchange.

Item 2.	Not applicable

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2012
FIRST BANCORP.

	By:	/s/ Orlando Berges
Orlando Berges
Executive Vice President and Chief Financial Officer